February 13, 2019

VIA EDGAR

Russell Mancuso

Branch Chief - Legal

Division of Corporation Finance

Office of Electronics and Machinery

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Itamar Medical Ltd.

Registration Statement on Form 20-F

Filed December 31, 2018

Amendment No. 1 to Registration Statement on Form 20-F

Filed January 30, 2019

File No. 001-38775

Dear Mr. Mancuso:

This letter responds to the letter dated February 11, 2019 (the “Comment Letter”) containing comments from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) resulting from the Staff’s review of Amendment No. 1 to the Registration Statement on Form 20-F of Itamar Medical Ltd. (the “Company” or “we”) submitted to the Commission on January 30, 2019 (the “Publicly Filed Registration Statement”).

As a result of certain comments of the Staff contained in the Comment Letter as well as certain developments that have taken place since the filing of the Publicly Filed Registration Statement, we are confidentially submitting to the Commission via EDGAR concurrently herewith an amendment to the Publicly Filed Registration Statement (as amended, the “Registration Statement”). For the Staff’s convenience, we are also enclosing herein a courtesy copy of the Registration Statement to the Commission, which is marked to show changes from the Publicly Filed Registration Statement.

For your convenience, your original comments appear in bold text, followed by our responses. Page references in our responses are to the Registration Statement.

Registration Statement on Form 20-F Filed December 31, 2018 and Amended January 30, 2019

General

1.	Please ensure that your disclosure is updated as appropriate. For example, note the requirement to include disclosure for the last financial year as mentioned in sections of Form 20-F Item 6.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement, including in Item 6 thereof.

Operating Results, page 64

2.	We note the disclosure in the second bullet point on page 66 referring to higher reimbursement rates and the statement in your third quarter information on your website indicating "approximately $39.64 (not $44.4 per test)." Please tell us how these statements are reconcilable.

Response:

The Company respectfully advises the Staff that the statement in the Company’s third quarter information on the Company’s website is derived from a translation error that, inadvertently, omitted the word “higher by” before the words “approximately $39.64 (not $44.4 per test)" and reaffirms its statement on page 66 of the Registration Statement. The Company supplementary advises the Staff that the translation on its website included a disclaimer regarding the accuracy of the translation and notes that, as part of the Registration Statement, it has expressly excluded any information on its website from being incorporated therein.

Item 19. Exhibits, page 152

3.	It appears that exhibit 4.10 omits portions that were included in previously submitted versions. Please file the complete agreement as appropriate. Also, please tell us whether the modification signed November 30, 2018 included at the end of the exhibit reflects a trend or other information that must be addressed in Item 5 of your registration statement given the requirements of Form 20-F Item 5.D.

Response:

The Company respectfully advises the Staff that the portions of Exhibit 4.10 that were included in previously submitted versions were omitted because the modification signed on November 30, 2018 superseded such portions of Exhibit 4.10. However, in light of the Staff’s comment, the Company restored the portions of Exhibit 4.10 that were omitted and refiled Exhibit 4.10 as part of the Registration Statement.

The Company also respectfully advises the Staff that the modification signed on November 30, 2018 was executed primarily in order to incorporate additional product accessories and related price list as well as a trade-in option into the underlying agreement. The Company views such modification as a technical amendment in the ordinary course of business and does not anticipate (nor, to date, has identified) any meaningful change in its business with the counterparty as a result of the modification and, for sake of clarity, does not reflect any trend or other information that must be addressed in Item 5 of the Registration Statement given the requirements of Form 20-F Item 5.D.

Company’s Acknowledgements

The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We appreciate your comments and welcome the opportunity to discuss with you our response provided above. Please contact me at +972-4-617-7000 or via e-mail at BShy@itamar-medical.com or our outside legal counsel from Bryan Cave Leighton Paisner LLP, Robert J. Endicott, Esq. at 314-259-2447 or 314-412-6344 or via email at rjendicott@bclplaw.com or from Goldfarb Seligman & Co.: Ido G. Zemach, Adv., at +972-3-608-9989 or +972-52-400-0533 or via e-mail at ido.zemach@goldfarb.com Goldfarb Seligman & Co.: Ido G. Zemach, Adv., at +972-3-608-9989 or +972-52-400-0533 or via e-mail at ido.zemach@goldfarb.com or Yoni R. Henner, Adv., at +972-3-608-9740 or +972-52-400-0035 or via e-mail at yoni.henner@goldfarb.com, if you have any questions or require additional information.

Respectfully,

ITAMAR MEDICAL LTD

By:	/s/ Shy Basson
Shy Basson
Chief Financial Officer

cc:	Noa Farkas Gluck, Itamar Medical Ltd., General Counsel & Company Secretary

Robert J. Endicott (Bryan Cave Leighton Paisner LLP)

Ido G. Zemach and Yoni R. Henner (Goldfarb Seligman & Co.)